Exhibit 21.1

Subsidiaries of Tapstone Energy Inc.(1)

Entity	State of Formation
Tapstone Energy, LLC	Delaware
Tapstone Midstream, LLC	Delaware
Tapstone Management Company, LLC Tapstone Manager, LLC	Delaware Delaware

(1)	Following the completion of the corporate reorganization described in the prospectus that forms a part of this registration statement.